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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                            ------------------------

                                    FORM 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
                                     OF 1934

                      FOR THE PLAN YEAR ENDED JUNE 30, 2004

                                       or

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                         Commission file number: 1-16153

                            ------------------------

                   COACH, INC. SAVINGS AND PROFIT SHARING PLAN
                            (Full title of the Plan)

                                   COACH, INC.
          (Name of issuer of the securities held pursuant to the Plan)

                    516 WEST 34TH STREET, NEW YORK, NY 10001
              (Address of principal executive offices); (Zip Code)

                                 (212) 594-1850
                     (Telephone number, including area code)

================================================================================

                   COACH, INC. SAVINGS AND PROFIT SHARING PLAN

                                TABLE OF CONTENTS

                                                                                                  Page Number
                                                                                                  -----------
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                                  3

FINANCIAL STATEMENTS:

           Statements of Net Assets Available for Benefits as of June 30, 2004 and 2003                  4

           Statement of Changes in Net Assets Available for Benefits
                     For the Year Ended June 30, 2004                                                    5

           Notes to Financial Statements                                                                 6

SUPPLEMENTAL SCHEDULE:

           Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held
           at End of Year) as of June 30, 2004                                                          12

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBITS:                                                                                               13

SIGNATURE:                                                                                              14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of the Coach, Inc. Savings and Profit Sharing Plan and the Human Resources and Governance Committee of Coach, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Coach, Inc. Savings and Profit Sharing Plan (the "Plan") as of June 30, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended June 30, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2004 and 2003, and the changes in its net assets available for benefits for the year ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held At End of Year) as of June 30, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
December 21, 2004

                         COACH, INC. SAVINGS AND PROFIT SHARING PLAN
                       STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                              JUNE 30, 2004        JUNE 30, 2003
                                                                              -------------        -------------
Assets:
  Investments, at fair value:
   Fidelity Management Trust Company:
      Common and collective trust fund                                         $ 8,651,906          $ 6,153,794
      Mutual funds                                                              33,854,714           22,188,031
      Coach, Inc. common stock                                                  17,833,353            8,751,404
      Participant loans receivable                                                 987,390              692,882
                                                                               -----------          -----------
       Total Investments, at fair value                                         61,327,363           37,786,111

  Receivables:
   Employer contributions                                                        5,001,029            4,796,867
                                                                               -----------          -----------
       Total assets                                                             66,328,392           42,582,978
                                                                               -----------          -----------

Liabilities:
   Administrative expenses payable                                                  31,098                    -
                                                                               -----------          -----------
Net assets available for benefits                                              $66,297,294          $42,582,978
                                                                               ===========          ===========

                 See accompanying Notes to Financial Statements

                   COACH, INC. SAVINGS AND PROFIT SHARING PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                            YEAR ENDED
                                                          JUNE 30, 2004
                                                          -------------
Additions:

  Net investment income:
    Net appreciation in fair value of investments          $12,519,474
    Interest and dividends                                     808,095
                                                           -----------
                                                            13,327,569
                                                           -----------

Contributions:
    Participants                                             4,581,262
    Employer                                                 6,925,400
    Participant rollovers                                      882,888
                                                           -----------
                                                            12,389,550
                                                           -----------
           Total additions                                  25,717,119
                                                           -----------

Deductions:

   Participant withdrawals and benefit payments              1,863,463
   Administrative expenses                                     108,167
   Deemed distributions                                         31,173
                                                           -----------
           Total deductions                                  2,002,803
                                                           -----------

Net increase in assets available for benefits               23,714,316

Net assets available for benefits:

  Beginning of year                                         42,582,978
                                                           -----------
  End of year                                              $66,297,294
                                                           ===========

                 See accompanying Notes to Financial Statements

                   COACH, INC. SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

      The following description of the Coach, Inc. Savings and Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL:

            The Plan, as amended, was adopted by Coach, Inc. (the "Company") effective July 1, 2001 and is a defined contribution plan. All U.S. employees of the Company who meet certain eligibility requirements and are not part of a collective bargaining agreement may participate in the Plan.

            The Plan is administered by the Human Resources and Governance Committee ("Plan Committee") appointed by the Board of Directors of the Company. The assets of the Plan are maintained and transactions therein are executed by Fidelity Management Trust Company, the trustee of the Plan ("Trustee"). The Plan is subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

      ELIGIBILITY:

            Employees become eligible and may elect to participate in the 401(k) feature of the Plan one year following their initial date of employment or attainment of age 21, whichever is later.

            Employees become eligible to participate in the profit sharing feature of the Plan one year following their initial date of employment or attainment of age 21, whichever is later. Once an employee is eligible, in order to receive a profit sharing contribution for any Plan year, the employee must be employed by Coach on the last day of the Plan year. In addition, employees are required to work a minimum of 750 hours during the Plan year if the participant is a part time employee or 1,000 hours during the Plan year if the participant is an intern, temporary or seasonal employee.

      CONTRIBUTIONS:

            The 401(k) feature of the Plan is funded by both employee and employer matching contributions. Participants may contribute between 1% and 50% of their pre-tax annual compensation, not to exceed the amount permitted pursuant to the Internal Revenue Code ("IRC"). Employer matching contributions to the accounts of Non Highly Compensated Employees ("NHCE's"), as defined by the IRS, are equal to 100% of the first 3% of each participant's eligible compensation contributed to the Plan and 50% of the next 2% of eligible compensation contributed to the Plan. Employer matching contributions to the accounts of Highly Compensated Employees ("HCE's"), as defined by the IRS, are equal to 50% of up to 6% of each participant's eligible compensation contributed to the Plan. Employer matching contributions are made to the account of each eligible employee each pay period.

                   COACH, INC. SAVINGS AND PROFIT SHARING PLAN

            The profit sharing feature of the Plan is non-contributory on the part of employees and is funded by Company contributions from its current or accumulated earnings and profit amounts. The discretionary annual contribution is authorized by the Company's Board of Directors in accordance with, and subject to, the terms and limitations of the Plan. Profit sharing contributions for the Plan year ended June 30, 2004 were 3% of participant's eligible salaries, as defined, for all executive participants, and 6% of participant's eligible salaries, as defined, for all non executive participants. Eligible employees who had attained the ages of 35-39 and were credited with 10 or more years of vested service as of July 1, 2001 receive two times the above profit sharing contribution. Eligible employees who had attained the age of 40 or more and were credited with 10 or more years of vested service as of July 1, 2001 receive three times the above profit sharing contribution.

            All contributions are allocated among the various investment options according to the participant's selected investment direction.

      PARTICIPANT ACCOUNTS:

            Each participant's account is credited with the participant's contributions and employer's matching and profit sharing contributions, as well as an allocation of each selected fund's earnings or losses. Allocations are based on participant account balances as defined in the Plan document.

      VESTING AND FORFEITURES:

            Percentage vesting for each category of contributions is as follows:

                                                EMPLOYER MATCHING CONTRIBUTIONS
 YEARS OF                                  ----------------------------------------          EMPLOYER PROFIT
SERVICE FOR          EMPLOYEE                  NHCE               NHCE                           SHARING
  VESTING         CONTRIBUTIONS            (PRE 7/1/02)       (POST 7/1/02)    HCE            CONTRIBUTIONS
-----------       -------------            ------------       -------------    ----          ---------------
Immediate              100%                      -                100%           -                   -
1                       -                       20%                 -           20%                  -
2                       -                       40%                 -           40%                  -
3                       -                       60%                 -           60%                  -
4                       -                       80%                 -           80%                  -
5                       -                      100%                 -          100%                100%

            A participant also becomes 100% vested in his or her matching and profit sharing contribution accounts upon termination of employment by reason of death, retirement or disability. For purposes of the Plan, retirement is defined as termination of employment after age 65 or age 55 if the participant has ten years of service with the Company. In the event a participant leaves the Company prior to becoming fully vested, the participant's unvested employer matching and profit sharing contribution accounts are suspended. If the participant rejoins the Company within one year, his or her account will vest as if they never left the Company. If the participant rejoins the Company between one to five years, vesting will

                   COACH, INC. SAVINGS AND PROFIT SHARING PLAN continue from the point of rehire. After a five year break in service, unvested account balances will be forfeited. Forfeited accounts will be used first to pay Plan administrative expenses. Any remaining amounts will be used to reduce future employer contributions payable under the Plan. As of June 30, 2004 and 2003, forfeited non-vested amounts totaled $301,893 and $145,406, respectively. For the Plan year ended June 30, 2004, forfeitures of non-vested employer contributions totaled $173,274, of which $64,790 was used to pay Plan administrative expenses.

      ADMINISTRATIVE EXPENSES:

            Unless elected to be paid by the Company, administrative expenses incurred in connection with the Plan shall be paid from forfeitures, if any, or from the Trust.

      PARTICIPANT LOANS:

            Active participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of the lesser of 50% of their vested account balance or $50,000, reduced by the highest outstanding loan balance in the participant's account during the prior twelve month period. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with prevailing market rates, as determined by the Plan Committee. During the 2004 Plan year, interest rates on outstanding loans ranged from 4.0% to 9.5%. Principal repayments and interest payments are made ratably through payroll deductions and must be repaid within five years unless used by the participant to purchase a primary residence, in which case the term is ten years. A participant may only have one loan outstanding at a time.

            If a participant's loan is in default, the participant shall be treated as having received a taxable deemed distribution for the amount in default. Participant payments on a loan after the date it was deemed distributed shall be treated as employee contributions to the Plan for purposes of increasing the tax basis in the participant's account. These payments shall not be treated as employee contributions for any other purpose under the Plan. In the 2004 Plan year, deemed distributions totaled $31,173.

      PAYMENT OF BENEFITS:

            Upon termination of employment, participants are entitled to receive the full vested balance of their Plan account in a lump sum cash distribution or in part in the form of installments. In the event of a participant's death, the distribution of the participant's account balance will be made to the participant's designated beneficiary or the participant's estate, if no beneficiary has been so designated.

            Any participant may apply to withdraw all or part of his or her vested account balance subject to specific hardship and in-service withdrawal provisions of the Plan. Hardship withdrawals must be approved by the Plan Administrator, who is appointed by the Plan Committee, and are limited to amounts of participants' deferral contributions, effective July 1, 2002. Hardship withdrawals require a six-month suspension from contributing to the Plan from the date of the hardship withdrawal. In-service withdrawals are available to participants upon the attainment of age 59 1/2 and are limited to the participants' vested account balance. Hardship and in-service withdrawals will be subject to income taxes. Hardship withdrawals may also be subject to an additional tax based on early withdrawal.

                   COACH, INC. SAVINGS AND PROFIT SHARING PLAN

      INVESTMENT OPTIONS:

            Participants may direct employee deferrals as well as employer matching and profit sharing contributions into any of 16 different investment options, including a common collective trust fund, several mutual funds and the Company stock fund, in no less than 1% increments. Twice a month, the Plan Trustee buys shares of the Company's common stock at current market prices on the New York Stock Exchange.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING:

            The Plan's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

      PAYMENT OF BENEFITS:

            Benefit payments to participants are recorded when paid.

      INVESTMENT VALUATION AND INCOME RECOGNITION:

            The Plan's investments are stated at market value. Shares of the trust and mutual funds are valued at the net asset value of shares held by the Plan at year-end. Shares of Coach, Inc. common stock are stated at fair value as determined by quoted market prices at year-end. The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized net appreciation on those investments based on the value of the assets at the beginning of the Plan year or at the time of purchase during the year.

            Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded when earned. Cost of securities sold is determined by the specific identification method.

      USE OF ESTIMATES:

            The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from estimates in amounts that may be material to the financial statements.

                   COACH, INC. SAVINGS AND PROFIT SHARING PLAN

      RISK AND UNCERTAINTIES:

            Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in such risk factors could materially affect participant account balances and the amount reported on the statement of net assets available for benefits and changes therein.

3. INVESTMENTS

      The market value of individual investments that represent 5% or more of the Plan's total net assets available for benefits at June 30, 2004 and 2003 were as follows:

                                                                                         JUNE 30,             JUNE 30,
FUND                                                                                       2004                 2003
----                                                                                    -----------          -----------
Fidelity Managed Income Porfolio, 8,651,906 and 6,153,794 shares, respectively          $ 8,651,906          $ 6,153,794
Fidelity Balanced Fund, 367,586 and 289,281 shares, respectively                          6,285,717            4,298,723
Spartan U.S. Equity Index Fund, 232,625 and 199,208 shares, respectively                  9,412,016            6,878,654
Neuberger Berman Genesis Trust, 201,528 and 174,766 shares, respectively                  8,202,185            5,393,276
Coach Common Stock Fund, 394,631 and 351,886 shares, respectively                        17,833,353            8,751,404

      During the Plan year ended June 30, 2004, the Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $12,519,474 as follows:

FUND TYPES
----------
Mutual funds                                              $ 4,843,640
Coach Common Stock Fund                                     7,675,834
                                                          -----------
   Net appreciation in fair value of investments          $12,519,474
                                                          ===========

4. RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by Fidelity Investments, Inc. Fidelity Management Trust Company, the Plan Trustee, is an affiliate of Fidelity Investments, Inc., and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for administrative expenses amounted to $108,167 for the year ended June 30, 2004.

      The Company is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Coach, Inc.'s common stock transactions qualify as party-in-interest transactions.

                   COACH, INC. SAVINGS AND PROFIT SHARING PLAN

5. FEDERAL INCOME TAX STATUS

      The Internal Revenue Service ("IRS") has determined and informed the Company by letter dated June 23, 2003 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. PLAN TERMINATION

      Although it has not expressed any intent to do so, the Board of Directors of the Company reserves the right to change, amend or terminate the Plan at any time at its discretion, subject to the provisions of ERISA. In the event the Plan is terminated, participants would become 100% vested in their employer matching and profit sharing contributions.

                                                                   PLAN NO.: 001
                                                                 EIN: 52-2242751

                                   COACH, INC.
                         SAVINGS AND PROFIT SHARING PLAN
          FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS
                             (HELD AT END OF YEAR)
                                  JUNE 30, 2004

IDENTITY OF ISSUER, BORROWER
LESSOR OR SIMILAR PARTY                                     DESCRIPTION                                          CURRENT VALUE
----------------------------                                -----------                                          -------------
Fidelity Managed Income Portfolio (1)                Common and collective trust fund                             $ 8,651,906
Fidelity U.S. Bond Index Fund (1)                    Mutual fund                                                    1,854,225
Fidelity Balanced Fund (1)                           Mutual fund                                                    6,285,717
Fidelity Equity-Income Fund (1)                      Mutual fund                                                    2,068,287
Spartan U.S. Equity Index Fund (1)                   Mutual fund                                                    9,412,016
Fidelity Blue Chip Growth Fund (1)                   Mutual fund                                                    2,463,007
Neuberger Berman Genesis Trust (1)                   Mutual fund                                                    8,202,185
Fidelity Diversified International Fund (1)          Mutual fund                                                    3,085,557
Fidelity Freedom Income Fund (1)                     Mutual fund                                                       33,331
Fidelity Freedom 2000 Fund (1)                       Mutual fund                                                       43,872
Fidelity Freedom 2010 Fund (1)                       Mutual fund                                                      124,327
Fidelity Freedom 2015 Fund (1)                       Mutual fund                                                           33
Fidelity Freedom 2020 Fund (1)                       Mutual fund                                                       98,371
Fidelity Freedom 2030 Fund (1)                       Mutual fund                                                      102,739
Fidelity Freedom 2040 Fund (1)                       Mutual fund                                                       81,047
Coach Common Stock Fund (1)                          Common stock                                                  17,833,353
Participant loans (1)                                Loans to participants with interest rates
                                                     ranging from 4.0% to 9.5% and with
                                                     maturity dates to March 31, 2014.                                987,390
                                                                                                                  ------------
Total                                                                                                             $ 61,327,363
                                                                                                                  ============

(1) Represents a party-in-interest to the Plan.

Note: Cost information is not required for participant directed investments and is therefore not included.

                   COACH, INC. SAVINGS AND PROFIT SHARING PLAN

                              EXHIBITS TO FORM 11-K

                      For the Plan Year Ended June 30, 2004

                           Commission File No. 1-16153

        Exhibits (numbered in accordance with Item 601 of Regulation S-K)

EXHIBIT
NUMBER               DESCRIPTION
23.1                 Consent of Deloitte & Touche LLP

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                   Coach, Inc. Savings and Profit Sharing Plan
                                 (Name of Plan)

                                             ___________________________________
                                             Felice Schulaner
                                             Plan Administrator

                                             December 22, 2004